EXHIBIT 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unit Holders, Sponsor and Trustee of

Tax Exempt Securities Trust:

We consent to the use of our report dated September 21, 2005, included herein, on the statements of assets and liabilities of Tax Exempt Securities Trust (comprised of Intermediate Term Trust 71, National Trust 381 (Insured), National Trust 382, New Jersey Trust 173 and New York Trust 238), including the portfolios of securities, as of December 31, 2004, and the related statements of operations and changes in net assets for the period from December 2, 2003 (initial date of deposit) to December 31, 2004.

We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

New York, New York

September 22, 2005